EXHIBIT 1

Clinton Group Encourages Fellow Stillwater Mining Stockholders to Vote for Change

NEW YORK, April 15, 2013 /PRNewswire/ -- Clinton Group, Inc. ("Clinton"), a stockholder of Stillwater Mining Company (NYSE: SWC), today sent a letter to its fellow stockholders asking them to vote to replace the Board of Directors of Stillwater. The full text of the letter to stockholders is copied below. The letter and other materials Clinton has prepared, including the proxy statement, are available to Stillwater Mining stockholders on the http://www.tapstillwater.com website free of charge.

The Stillwater annual meeting is scheduled to be held on May 2, 2013. Clinton urges its fellow stockholders to use the GREEN proxy card when voting at this year's annual meeting and to vote for the Clinton nominees.

About Clinton Group, Inc.

Clinton Group, Inc. is a Registered Investment Advisor based in New York City. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

Clinton Group, Inc.

601 Lexington Avenue, 51st Floor

New York, New York 10022

April 15, 2013

To Our Fellow Stockholders of the Stillwater Mining Company:

Clinton Group and funds it manages are stockholders of Stillwater Mining Company (“Stillwater” or the “Company”).

I am writing again to encourage you to join us in seeking a better future for Stillwater by changing the composition of the Company’s Board of Directors. With the Annual Meeting of stockholders approaching quickly, I encourage you to use the enclosed GREEN proxy card to vote for change. More information about our nominees and our views about the Company can be found at http://www.TapStillwater.com.

The sitting Board of Directors has made many value destructive mistakes. They decided to “diversify” the Company away from being the only US-based, pure-play platinum group metals (“PGM”) company in the world. They did so by buying two companies, each for premiums exceeding 250%: one in Canada and one in Argentina. Neither acquisition went well. The management team is no longer certain that the Canadian property can be economically developed into a mine and Stillwater’s CEO recently admitted he would not buy the Argentina mining rights again, if he had the choice. But the $525 million of stockholder capital that was spent is gone, and the damage to Stillwater’s stock price, reputation and attractiveness as an investment is, sadly, still with us.

Back in Montana, where the crown jewel assets are, costs are exploding in every direction: more CEO pay, more Board pay, more marketing spend, more overhead, more people and more financing costs. Of course, one thing has stayed stubbornly flat: the number of ounces produced by the Company has not budged significantly in the 12 year tenure of the current CEO, despite more than $1 billion in capital expenditures.

The Board now claims it is going to focus on the Montana assets and not be distracted by a desire to build, as the Company called itself, a “mid-cap diversified mining Company.” This is a convenient change in heart and one we do not credit. Moreover, we cannot help but note:

•	Just five months ago, in its Third Quarter report, the Company said it was still searching “around the world” for acquisitions;
•	In November 2012, the Board added a director, George Bee, who was profiled in a Canadian Mining Journal article entitled, “Passionate About South America,” in which he extols the virtues of mining in South America and notes his desire to “return to San Juan, Argentina,” the precise place where Stillwater purchased mining rights its CEO now supposedly regrets;

•	In the last 30 months, fully 71% of the Company’s expansion capital (acquisitions and capital expenditures) have been spent outside of Montana; and
•	The Company’s CEO resides, according to his voter registration records, in a small town in Nevada, more than 900 miles from the Company’s mine and headquarters.[1]

Color us unconvinced that the Board is “focused” on Montana. We suspect as soon as this proxy fight is over, if the incumbents are still in the Board room, so too will be two things that should make all Stillwater stockholders shudder: a map of the world and a checkbook.

As if this were not enough, the CEO was recently forced to return $2.3 million of compensation that was granted to him by the Board in violation of the Company’s stockholder-approved equity compensation plan in three different years. The return of the improper compensation only happened after a stockholder sued the board members personally for the waste of stockholder assets. Even so, the Board has refused to admit it was wrong in approving grants in excess of the stock plan’s explicit limitations and maintains that it indeed has the continuing authority to ignore completely compensation limits approved by stockholders. Brash. It appears with this Board in place, stockholders will need to be forever vigilant or risk even more dissipation of their capital.

Wouldn’t it be better to have a Board in place that was dedicated to, and respected, stockholders?

That is why we have nominated an outstanding group of professionals capable of reversing the mistakes of the past and of guiding the Company more thoughtfully in the future. If elected, stockholders will not need to fear another strategic diversion, or an ill-conceived acquisition, or an acquisition with improper diligence, or an acquisition in a country run by a despot, or wasted marketing expenditures, or bloating overhead costs, or violations of the Company’s equity plans, or inefficient corporate financing transactions. Perhaps most importantly, stockholders will know that every new project – such as the development of the Marathon project in Canada – will be reviewed objectively without the incentive to cover-up prior diligence mistakes with rosy projections and the expenditure of significant additional dollars.

The Stillwater Board has finally decided it will attempt to defend a portion of its track record. In a recent presentation, it claims that if stockholders ignore two years of Mr. McAllister’s tenure, Mr. McAllister has matched the PGM basket price with stock performance. (Meanwhile, of course, the Company gives our nominee, Charles Engles, no credit for the significant price appreciation and even more substantial out-performance relative to the basket price during his entire CEO tenure at the Company.) But, you can claim anything with a stock chart when you get to cherry pick the starting and ending dates. We see no reason why Mr. McAllister should get a two-year free pass on his performance.

The Company also now claims that it has an “exceptional cost containment record.” Meanwhile, cash costs associated with mining PGMs have increased from $422 per ounce in 2011 to a projected $560 in 2013, an increase of 32% in just two years.2  On the G&A side, the Board is quick to “adjust” away for purposes of its analysis more than 25% of the actual cash costs it incurs as being “inappropriate” for measuring the costs of the business; the Board ignores, for example, all of the ongoing operating costs it agreed to take on when it acquired Marathon and Peregrine. Even with the Board’s adjustments, there is a 17% increase in G&A from 2010 to 2012 while production is up just 3%.

More telling are the things the Board does not even attempt to justify in its new 12-page presentation. The Board does not ever say that its selection of a convertible bond for financing in October 2012 was the right approach. How could it? A non-convertible, high-yield bond would have been less expensive to the Company if the Board believed the common stock price would appreciate at least 8.5% per year during the seven years after the

[1] We note that his mailing address (for his Nevada property tax bill and for his Nevada voter registration) is not a Montana address either. Rather, Mr. McAllister receives mail at his wife’s 7500 square foot house in Salt Lake City, where we suspect Mr. McAllister spends some time also.

[2]  The Company would have stockholders focus on its modest growth in cash costs from 2008 to 2012 and says that the annualized growth rate is a mere 5% during that period. But cash costs were extremely high in 2008, so the Board is using the Company’s poor 2008 performance as a favorable comparison to its current costs. Through 2012, cash costs have grown annually more substantially if measured against the cash costs in any year other than 2008: 2006 (9%), 2007 (8%), 2009 (10%), 2010 (10%) and 2011 (15%).

2

financing.3  In other words, to justify the convert, the Board must have a dour view of the stock, the Board’s ability to create value for stockholders and the Company’s prospects. No wonder the Board has not attempted to justify the financing. But make no mistake: we are bullish on the Company and our nominees are confident of their ability to create value for stockholders. We would not therefore have done a financing that works best if the stock stays flat or increases only modestly.

The words “Marathon” and “Peregrine” – the two value-destructive acquisitions the incumbent Board approved – are not even mentioned in its 12-page slide deck, which supposedly responds to our complaints. No comment from the Board on its decision to pay a 259% premium for Marathon PGM, an acquisition that was completed after faulty diligence, or on its decision to pay a 290% premium for Peregrine Metals, an acquisition the CEO says he regrets. In the last ten years, there have only been four acquisitions by US public companies with an acquisition premium over 250%.  Our beloved Company, Stillwater, did two of them.4 One could only justify such a premium if there were identified, significant cost savings in a combination; no such opportunity even exists here.

While it cannot justify betting against reasonable growth in the Company’s stock or spending the stockholders’ precious capital on two large ill-conceived acquisitions, the Board is willing to criticize us and attempt to throw up dust about our nominees. Their latest foray into this dishonorable territory is to disingenuously claim we have proposed various “inconsistent” things that do not amount to a “solid business plan.” We encourage stockholders to read our presentation (available on www.TapStillwater.com) and decide for themselves. We believe we have laid out a course forward for the Company that will lead to the creation of significant stockholder value by focusing on the Montana assets. We are objective and prepared to reevaluate openly the Company’s past corporate finance, capital allocation and acquisition strategies, among other things. We recognize we cannot go down every possible path at once (and, of course, never suggested doing so), but we are committed to analyzing them all carefully.

The Board also demands that Dr. Engles, one of our seven nominees explain why he left the Stillwater CEO post more than 16 years ago. What I know is that Dr. Engles was the founding visionary for Stillwater, the stock price appreciated rapidly on his watch and that his integrity, intelligence, honesty and commitment to the Company have been vouched for by every person who knew him or worked with him at the Company with whom I have spoken, including many of the former senior officers. I also know that three months after Dr. Engles left the Company, stockholders successfully replaced three directors on the Board who had opposed his efforts to complete the expansion plan and begin early work on the East Boulder mine.

Stockholders should demand that the incumbent Board explain their track record – all of it – before it attempts to cast aspersions on others. While it is unlikely that the incumbent Board would again pay a 250% premium or bet against the growth in their stock with a convertible bond offering, how much confidence can we have that they will not make a similarly devastating mistake? We respectfully suggest that a Board that has not dispatched its responsibilities with distinction is unlikely to reform itself and do so in the future.

We therefore believe that the incumbent Board needs to be replaced. Wholesale. As stockholders, let’s put in place a Board that has a mandate to refocus on Montana, to hire a chief executive who will reside in and focus on Montana, and who will cut costs, increase production, aim to generate returns for stockholders and be paid well only when he or she does well for investors.

To support our efforts, please return the GREEN proxy card that is enclosed herewith. For more information, and regular updates, on our campaign to improve Stillwater, please visit www.TapStillwater.com.

If you have any questions or require any assistance in delivering your proxy, please contact Okapi Partners LLC at 437 Madison Avenue, 28th Floor, New York, New York 10022 or (212) 297-0720 or Toll-Free (855) 305-0857.

[3]  Assumes a 20% tax rate (per the Company), a seven-year life because there is a put/call feature at year seven, an 8% high-yield coupon (which was 63 basis points higher than the average high-yield transaction in Q42012), and a starting stock price of $12.12, which was the closing price on October 10, 2012, the day before the transaction was priced.

[4]  Source: CapitalIQ and Clinton Group analysis, including all acquisitions with a purchase price of at least $60 million. The other two transactions were the purchase of Nextwave Wireless by AT&T in 2012 and the acquisition of OneSource Services Inc. by ABM Industries in 2007.

3

Thank you for your consideration,

Gregory P. Taxin
Managing Director

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON MAGNOLIA MASTER FUND, LTD., CLINTON SPOTLIGHT MASTER FUND, L.P., CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC. AND GEORGE E. HALL (COLLECTIVELY, "CLINTON") AND CHARLES R. ENGLES, SETH E. GARDNER, MICHAEL MCMULLEN, MICHAEL MCNAMARA, PATRICE E. MERRIN, BRIAN SCHWEITZER AND GREGORY P. TAXIN (TOGETHER WITH CLINTON, THE "PARTICIPANTS") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF STILLWATER MINING COMPANY (THE "COMPANY") FOR USE AT THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BY THE PARTICIPANTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, CLINTON'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (855) 305-0857.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CLINTON WITH THE SEC ON MARCH 26, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

4